Exhibit 99.1 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of June 2019 Commission File Number: 001-15276 Itaú Unibanco Holding S.A. (Exact name of registrant as specified in its charter) Itaú Unibanco Holding S.A. (Translation of Registrant’s Name into English) Praça Alfredo Egydio de Souza Aranha, 100-Torre Conceicao CEP 04344-902 São Paulo, SP, Brazil (Address of Principal Executive Office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F Form 40-F Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(1): Yes No Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(7): Yes No Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________. Exhibit 99.1 UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 For the month of June 2019 Commission File Number: 001-15276 Itaú Unibanco Holding S.A. (Exact name of registrant as specified in its charter) Itaú Unibanco Holding S.A. (Translation of Registrant’s Name into English) Praça Alfredo Egydio de Souza Aranha, 100-Torre Conceicao CEP 04344-902 São Paulo, SP, Brazil (Address of Principal Executive Office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F Form 40-F Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(1): Yes No Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S- T Rule 101(b)(7): Yes No Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Update in item 20.2	**05/31/2019**
V3	Update in itens 12.5/6, 12.7/8, 12.12, 15.1/15.2, 15.3, 15.4, 15.8 e 19.2	**06/18/2019**
V4	Update in itens 11.1, 12.5/6, 12.7/8 e 21.3	**07/29/2019**
V5	Update in itens 11.1 and 12.12	**11/04/2019**

11. Projections 11.1. Projections should identify: Information provided in this item on perspectives for business, projections and operational and financial goals are solely forecasts, based on Management’s current expectations in relation to the Bank’s future. These expectations are highly dependent on market conditions and on the general economic performance of Brazil, the sector, and international markets. Therefore, our effective results and performance may differ substantially from those in this forward-looking information. This item contains information that is or could be construed as forward-looking information based largely on our current expectations and projections with respect to future occurrences and financial trends that affect our activities. In view of these risks and uncertainties, the information, circumstances, and prospective facts mentioned in this item may not occur. Our effective results and performance may differ substantially from those in this forward-looking information. Words such as “believe”, “may”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and the like are used to identify forward-looking statements, but are not the only way to identify such statements. a) subject matter of the projection a.1) Accumulated variation in the 12-month period: • Total loan portfolio, including financial guarantees provided and corporate securities; • Financial margin with clients; • Commissions and fees and Result from insurance operations; and • Non-interest expenses. a.2) Accumulated amount in the 12-month period: • Cost of credit, which includes result from loan losses, Impairment, and discounts granted; and • Financial margin with the market. a.3) Expected income tax and social contribution rate. a.4) These projections are calculated based on the financial statements under BRGAAP. b) projected period and the period for which the projection is valid • Projected period: fiscal year 2019; • Project validity: this year or until Management states otherwise. c) assumptions of the projection indicating which ones may be influenced by the issuer´s management and those which are beyond its control c.1) Assumptions under the control of Management for fiscal year 2019 Expectations disclosed to the market are based on the assumed alignment with the bank’s projected budget for the year. The budgets for results and loan operations balance and equity account balances are evaluated to ensure this alignment. The intervals disclosed are defined according to the bank’s management’s expectations. It is worth pointing out that periodical analyzes are undertaken to check for the adherence between expectations disclosed and possible budget revisions or internal projections of results that may be carried out over the year due to changes in the macroeconomic outlook and in competitive or regulatory environment. Therefore, it is possible to evaluate the need for occasional changes in public expectations. 11. Projections 11.1. Projections should identify: Information provided in this item on perspectives for business, projections and operational and financial goals are solely forecasts, based on Management’s current expectations in relation to the Bank’s future. These expectations are highly dependent on market conditions and on the general economic performance of Brazil, the sector, and international markets. Therefore, our effective results and performance may differ substantially from those in this forward-looking information. This item contains information that is or could be construed as forward-looking information based largely on our current expectations and projections with respect to future occurrences and financial trends that affect our activities. In view of these risks and uncertainties, the information, circumstances, and prospective facts mentioned in this item may not occur. Our effective results and performance may differ substantially from those in this forward-looking information. Words such as “believe”, “may”, “should”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and the like are used to identify forward-looking statements, but are not the only way to identify such statements. a) subject matter of the projection a.1) Accumulated variation in the 12-month period: • Total loan portfolio, including financial guarantees provided and corporate securities; • Financial margin with clients; • Commissions and fees and Result from insurance operations; and • Non-interest expenses. a.2) Accumulated amount in the 12-month period: • Cost of credit, which includes result from loan losses, Impairment, and discounts granted; and • Financial margin with the market. a.3) Expected income tax and social contribution rate. a.4) These projections are calculated based on the financial statements under BRGAAP. b) projected period and the period for which the projection is valid • Projected period: fiscal year 2019; • Project validity: this year or until Management states otherwise. c) assumptions of the projection indicating which ones may be influenced by the issuer´s management and those which are beyond its control c.1) Assumptions under the control of Management for fiscal year 2019 Expectations disclosed to the market are based on the assumed alignment with the bank’s projected budget for the year. The budgets for results and loan operations balance and equity account balances are evaluated to ensure this alignment. The intervals disclosed are defined according to the bank’s management’s expectations. It is worth pointing out that periodical analyzes are undertaken to check for the adherence between expectations disclosed and possible budget revisions or internal projections of results that may be carried out over the year due to changes in the macroeconomic outlook and in competitive or regulatory environment. Therefore, it is possible to evaluate the need for occasional changes in public expectations.

Expectations do not include any possible acquisitions and partnerships that may occur in the future. c.2) Assumptions beyond the control of Management for 2019 This looking-forward information is subject to uncertainties and assumptions, including among other risks: • General economic, political, and business conditions in Brazil and variations in inflation, interest, and foreign exchange rates, as well as the performance of financial markets; • General economic and political conditions abroad, particularly in the countries where we operate; • Government regulations and tax laws, and respective amendments thereto; • Developments of high-profile investigations currently under way and the impact on clients and our fiscal exposure; • Disruptions and volatility in the global financial markets; • Increases in compulsory deposits and reserve requirements • Regulation and liquidation of our business on a consolidated basis; • Holders of our shares and ADSs may face difficulties to receive dividends; • Failure or hacking of our security and operational infrastructure or systems; • Our ability to protect personal or other data; • Fiercer competition and consolidation of the sector; • Changes in our loan portfolios and the value of our securities and derivatives; • Losses associated with counterparty exposure; • Our exposure to the Brazilian public debt; • Inaccurate pricing methodologies for insurance, pension plan and capitalization products; • Efficiency of our risk management policies; • Damage to our reputation; • Ability of our controlling stockholder to run our business; • Difficulties to integrate new or merged business; • Impact of environmental and social issues; and • The Company’s other risk factors are listed in item 4.1 Risk Factors of this Reference Form. d) the amounts of the indicators that are the subject matter of the projection Projections for fiscal year 2019 Expectations do not include any possible acquisitions and partnerships that may occur in the future. c.2) Assumptions beyond the control of Management for 2019 This looking-forward information is subject to uncertainties and assumptions, including among other risks: • General economic, political, and business conditions in Brazil and variations in inflation, interest, and foreign exchange rates, as well as the performance of financial markets; • General economic and political conditions abroad, particularly in the countries where we operate; • Government regulations and tax laws, and respective amendments thereto; • Developments of high-profile investigations currently under way and the impact on clients and our fiscal exposure; • Disruptions and volatility in the global financial markets; • Increases in compulsory deposits and reserve requirements • Regulation and liquidation of our business on a consolidated basis; • Holders of our shares and ADSs may face difficulties to receive dividends; • Failure or hacking of our security and operational infrastructure or systems; • Our ability to protect personal or other data; • Fiercer competition and consolidation of the sector; • Changes in our loan portfolios and the value of our securities and derivatives; • Losses associated with counterparty exposure; • Our exposure to the Brazilian public debt; • Inaccurate pricing methodologies for insurance, pension plan and capitalization products; • Efficiency of our risk management policies; • Damage to our reputation; • Ability of our controlling stockholder to run our business; • Difficulties to integrate new or merged business; • Impact of environmental and social issues; and • The Company’s other risk factors are listed in item 4.1 Risk Factors of this Reference Form. d) the amounts of the indicators that are the subject matter of the projection Projections for fiscal year 2019

(1) Includes foreign units ex-Latin America;
(2) Includes financial guarantees provided and corporate securities;
(3) Composed of Result from loan losses, Impairment and discounts granted;
(4) Commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) claim expenses (-) insurance, pension plan and premium bonds selling expenses.

On November 04, 2019, we announced the results for the third quarter of 2019 and informed that we have maintained our projection intervals for 2019 unchanged. Below, the company sets out the baseline scenario for each line.

The total credit portfolio in Brazil should end the year around the top of the projection interval, due to an acceleration on the demand for credit from individuals, very small, small and middle market enterprises. Consequently, the consolidated credit portfolio should be around the midpoint of the interval.

The forecast of a lower Selic rate and a narrower future yield curve have a negative impact in the expectations for our liabilities margin and for our working capital NII. Therefore we anticipate our financial margin with clients to finish the year close to the lower end of the projection.

We expect our financial margin with the market to be around the midpoint of the range.

Our expectation is to finish the year with a cost of credit between the midpoint and the top of the interval, due to the increase in our expectation for expansion of the loan portfolio in Brazil, sustained by an acceleration on the demand for credit from individuals, very small, small and middle market enterprises.

As for the commissions and fees line we anticipate to finish the year between the mid and lower point of the projection.

Finally, we expect our non-interest expenses to finish the year around the lower end of the projection.

It is noteworthy mentioning that the Company currently includes, for business management purposes, cost of capital of approximately 12.5% per year.

12.12 – Other Relevant Information – Addition Information of items 12.5/6 and 12.7/8

A - Total Number of Meetings Held by Body:

Body	Meetings
Board of Directors (1)	6
Fiscal Council (1)	2
Audit Committee (2)	34
Disclosure and Trading Committee (3)	4
Strategy Committee (2)	4
Capital and Risk Management Committee (2)	7
Nomination and Corporate Governance Committee (2)	3
Related Parties Committee (2)	9
Personnel Committee (2)	3
Compensation Committee (2)	3
Social Responsibility Committee (4)	0

(1) from October 24, 2018 to February 22, 2019
(2) from June 25, 2018 to Februaryy 22, 2019
(3) from April 19, 2018 to January 21, 2019
(4) Social Responsibility Committee, formed on January 31, 2019

B – Consecutive Terms of Office: For the number of consecutive terms of office: 1) of the members of the Board of Directors, Fiscal Council, Audit Committee, other committees and Executive Board, the following criteria were adopted: (a) counting as from Itaú Unibanco merger on November 3, 2008; (b) inclusion of terms of office with periods shorter than one year in case a member joins the body after the beginning of a term of office; and (c) inclusion of current terms of office; 2) For Directors Eduardo Azevedo do Valle and José Caruso Cruz Henriques, the terms of offices of the alternate member of the Fiscal Council were considered. For the number of consecutive terms of office of the members of the Disclosure and Trading Committee, the following criteria were adopted: (a) counting as from Itaú Unibanco Merger on November 3, 2008; (b) inclusion of current terms of office. C - Meeting Attendance Percentage: For calculation of the meeting attendance percentage: a) of the members of the Board of Directors and Fiscal Council, the meetings heldfrom the moment members took office on October 24, 2018 until February 22, 2019 were considered; for the members of the Audit Committee and other committees, meetings which have taken place from the moment the members took office on June 25, 2018 until February 22, 2019, that is, the numbers included in the table above; b) there is no calculation of the meeting attendance percentage for members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas-Net system is disabled. For calculation of the meeting attendance percentage of members of the Disclosure and Trading Committed, the meetings held in the period from April 19, 2018 to January 21, 2019 were considered. D - Independence Criterion for Members of the Audit Committee: All members of the Audit Committee are deemed independent, in conformity with applicable regulation and under the terms and conditions of the Audit Committee Regulation, and may not be, or may not have been, in the past twelve months, (i) an officer of Itaú Unibanco or its affiliates; (ii) an employee of Itaú Unibanco or its affiliates; (iii) responsible technician, officer, manager, supervisor or any other member of staff, with a managerial function, of the team involved in external audit work for Itaú Unibanco or its affiliates; (iv) a member of the Fiscal Council of Itaú Unibanco or its affiliates; (v) a controller of Itaú Unibanco or its affiliates or (vi) a natural person, holder of a direct or indirect interest of more than ten percent of the voting stock of Itaú Unibanco or its affiliates. E – Type of Audit Committee It is clarified that, pursuant to article 22, paragraph 2 from the Law nº 6,385/76, the Audit Committee adheres to the Resolution 3,198/04 of the National Monetary Council, which explains the reason why it is not compliant with the CVM Instruction 308/99. F – Additional Information At the Meeting of the Board of Directors of January 31, 2019, the creation of the Social Responsibility Committee was approved, whose scope is to define strategies to strengthen the Company’s corporate social responsibility and monitor the performance of social institutions related to the Company and the initiatives carried out directly by the Company. The Social Responsibility Committee will report to the Company’s Board of Directors, and it will be composed of at least three (3) and at most ten (10) members elected annually by the Board of Directors. Below we present the hierarchy flowchart of said Bodies: B – Consecutive Terms of Office: For the number of consecutive terms of office: 1) of the members of the Board of Directors, Fiscal Council, Audit Committee, other committees and Executive Board, the following criteria were adopted: (a) counting as from Itaú Unibanco merger on November 3, 2008; (b) inclusion of terms of office with periods shorter than one year in case a member joins the body after the beginning of a term of office; and (c) inclusion of current terms of office; 2) For Directors Eduardo Azevedo do Valle and José Caruso Cruz Henriques, the terms of offices of the alternate member of the Fiscal Council were considered. For the number of consecutive terms of office of the members of the Disclosure and Trading Committee, the following criteria were adopted: (a) counting as from Itaú Unibanco Merger on November 3, 2008; (b) inclusion of current terms of office. C - Meeting Attendance Percentage: For calculation of the meeting attendance percentage: a) of the members of the Board of Directors and Fiscal Council, the meetings heldfrom the moment members took office on October 24, 2018 until February 22, 2019 were considered; for the members of the Audit Committee and other committees, meetings which have taken place from the moment the members took office on June 25, 2018 until February 22, 2019, that is, the numbers included in the table above; b) there is no calculation of the meeting attendance percentage for members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas-Net system is disabled. For calculation of the meeting attendance percentage of members of the Disclosure and Trading Committed, the meetings held in the period from April 19, 2018 to January 21, 2019 were considered. D - Independence Criterion for Members of the Audit Committee: All members of the Audit Committee are deemed independent, in conformity with applicable regulation and under the terms and conditions of the Audit Committee Regulation, and may not be, or may not have been, in the past twelve months, (i) an officer of Itaú Unibanco or its affiliates; (ii) an employee of Itaú Unibanco or its affiliates; (iii) responsible technician, officer, manager, supervisor or any other member of staff, with a managerial function, of the team involved in external audit work for Itaú Unibanco or its affiliates; (iv) a member of the Fiscal Council of Itaú Unibanco or its affiliates; (v) a controller of Itaú Unibanco or its affiliates or (vi) a natural person, holder of a direct or indirect interest of more than ten percent of the voting stock of Itaú Unibanco or its affiliates. E – Type of Audit Committee It is clarified that, pursuant to article 22, paragraph 2 from the Law nº 6,385/76, the Audit Committee adheres to the Resolution 3,198/04 of the National Monetary Council, which explains the reason why it is not compliant with the CVM Instruction 308/99. F – Additional Information At the Meeting of the Board of Directors of January 31, 2019, the creation of the Social Responsibility Committee was approved, whose scope is to define strategies to strengthen the Company’s corporate social responsibility and monitor the performance of social institutions related to the Company and the initiatives carried out directly by the Company. The Social Responsibility Committee will report to the Company’s Board of Directors, and it will be composed of at least three (3) and at most ten (10) members elected annually by the Board of Directors. Below we present the hierarchy flowchart of said Bodies:

G - Politically Exposed Persons We have no politically exposed persons in the committees, Board of Directors, Executive Board and Fiscal Council in 2017. 12.12 – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEM 12.9 12.9. The existence of marital relationship, stable union or kinship extended to relatives up to second degree: a) Issuer’s management members: • Alfredo Egydio Setubal (member of the Board of Directors) is brother of Roberto Egydio Setubal (Co-chairman of the Board of Directors). • João Moreira Salles (member of the Board of Directors) is son of Pedro Moreira Salles (Co- chairman of the Board of Directors). • Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors) is cousin of Ricardo Villela Marino (member of the Board of Directors). b) (i) Issuer’s management members and (II) management members of the Issuer’s direct or indirect subsidiaries: Not applicable. c) (i) Management members of the Issuer or its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies: • Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the Issuer’s controlling group; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with siblings José Luiz Egydio Setubal, G - Politically Exposed Persons We have no politically exposed persons in the committees, Board of Directors, Executive Board and Fiscal Council in 2017. 12.12 – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEM 12.9 12.9. The existence of marital relationship, stable union or kinship extended to relatives up to second degree: a) Issuer’s management members: • Alfredo Egydio Setubal (member of the Board of Directors) is brother of Roberto Egydio Setubal (Co-chairman of the Board of Directors). • João Moreira Salles (member of the Board of Directors) is son of Pedro Moreira Salles (Co- chairman of the Board of Directors). • Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors) is cousin of Ricardo Villela Marino (member of the Board of Directors). b) (i) Issuer’s management members and (II) management members of the Issuer’s direct or indirect subsidiaries: Not applicable. c) (i) Management members of the Issuer or its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies: • Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the Issuer’s controlling group; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with siblings José Luiz Egydio Setubal,

Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto, and Ricardo Egydio Setubal, are in the Issuer’s controlling group; • Ricardo Villela Marino (member of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, are in the Issuer’s controlling group; • Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in Issuer’s controlling group. d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries: • Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles, and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Cia. E. Johnston de Participações; • João Moreira Salles (member of the Board of Directors), together with father Pedro Moreira Salles (Co-chairman of the Board of Directors), is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with brother Ricardo Egydio Setubal, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Companhia Esa; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with siblings Paulo Setubal Neto and Ricardo Egydio Setubal, is in the management of parent company Itaúsa – Investimentos Itaú S.A.; • Ricardo Villela Marino (member of the Board of Directors), together with brother Rodolfo Villela Marino, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., Itaúsa – Investimentos Itaú S.A., and Companhia Esa.; • Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the management of parent company Itaúsa – Investimentos Itaú S.A. 12.12 – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEM 12.10 12.10. Inform on the subordination, services provision or control relationships maintained for the last three years between management members and the issuer: a) Issuer’s direct or indirect subsidiaries, except for those in which the Issuer holds, directly or indirectly, the total capital stock: Management member Ricardo Villela Marino holds a management position in subsidiary. b) Issuer’s direct or indirect parent group: Management members Alfredo Egydio Setubal, Ana Lúcia de MattosBarrettoVillela, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Egydio Setubal are parties to the controlling group of Itaú Unibanco. c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people: Not applicable. Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto, and Ricardo Egydio Setubal, are in the Issuer’s controlling group; • Ricardo Villela Marino (member of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, are in the Issuer’s controlling group; • Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in Issuer’s controlling group. d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries: • Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles, and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Cia. E. Johnston de Participações; • João Moreira Salles (member of the Board of Directors), together with father Pedro Moreira Salles (Co-chairman of the Board of Directors), is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with brother Ricardo Egydio Setubal, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Companhia Esa; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with siblings Paulo Setubal Neto and Ricardo Egydio Setubal, is in the management of parent company Itaúsa – Investimentos Itaú S.A.; • Ricardo Villela Marino (member of the Board of Directors), together with brother Rodolfo Villela Marino, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., Itaúsa – Investimentos Itaú S.A., and Companhia Esa.; • Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the management of parent company Itaúsa – Investimentos Itaú S.A. 12.12 – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEM 12.10 12.10. Inform on the subordination, services provision or control relationships maintained for the last three years between management members and the issuer: a) Issuer’s direct or indirect subsidiaries, except for those in which the Issuer holds, directly or indirectly, the total capital stock: Management member Ricardo Villela Marino holds a management position in subsidiary. b) Issuer’s direct or indirect parent group: Management members Alfredo Egydio Setubal, Ana Lúcia de MattosBarrettoVillela, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Egydio Setubal are parties to the controlling group of Itaú Unibanco. c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people: Not applicable.

12.12. OTHER RELEVANT INFORMATION OF ITEM 12.12

a) Regarding meetings held in the last three (3) years, we inform as follows:

Year	Type of meeting	Date/Time	Quorum
2019	Annual	04.24.2019 – 11:00 am	Over 90% of common shares and 29.08% of preferred shares
2018	Annual and Extraordinary	04.25.2018 – 11:00 am	Over 90% of common shares and 28.28% of preferred shares
2018	Extraordinary	07.27.2018 – 3:00 pm	Over 90% of common shares
2017	Annual and Extraordinary	04.19.2017 – 3:00 pm	Over 90% of common shares and 22% of preferred shares
2016	Annual and Extraordinary	04.27.2016 – 3:00 pm	Over 90% of common shares and 20% of preferred shares
2016	Annual	09.14.2016 – 3:00 pm	Over 90% of common shares

b) Audit Committee:

The Audit Committee has autonomy to establish and contract training activities.

In 2016, the Audit Committee started to define the need for training identified as significant for its performance twice a year. Once it identifies an area in need of training, it contracts training to meet a specific need for the area or its members

Another training component of the Audit Committee for topics under its responsibility it understands as significant is making benchmark, including abroad, with other organizations or with the best practices identified by consultants.

In 2016, the Committee provided specific training on regulatory themes - Volcker Rule Legislation and new regulations issued by CVM for financial statements of investment funds.

Over 2017, training sessions were provided on standard IFRS 9 – Financial Instruments and on anti-money laundering and terrorism financing international standards. Additionally, all members took part in a discussion on the "performance of criminal courts and effects on the market", which counted on the presence of the President of the Financial Activities Control Council (COAF), among others.

Over 2018, training sessions were provided to members of the Audit Committee on cloud computing and the implementation status of the BIS III standards in Brazil. The Committee also made benchmark on risk management in digital environments together with U.S. financial entities, tech companies and consultancy companies and on how the Audit Committee, internal audit and second line of defense areas operate, as well as with Spanish financial companies with international operations.

In 2016, 2017, and 2018, some of the Committee's individual members also took part in training activities on accounting, financial, capital markets, IT and corporate governance topics.

c) Relationship among the Audit Committee, the Executive Board, and the Co-chairmen of the Board of Directors

Based on the responsibilities established in its Regulations and on the assessment of the main risks of Itaú Unibanco's Conglomerate, the Audit Committee establishes annually its meeting schedule, including with the Executive Board. This annual planning is often revised by the Audit Committee, which may change its meeting planning at any time. Over 2016, 2017, and 2018, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit and Internal Controls, Compliance and Operating Risk departments, regarding the monitoring of outcomes of the work carried out by these departments, as well as the monitoring of operations of Itaú CorpBanca in Chile and its branches. Also in 2016, 2017, and 2018, the Audit Committee held meetings with the following areas: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market and Liquidity Risk, Legal, External Ombudsman's Office, and Internal Ombudsman’s Office, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco’s units in Latin America and in the Northern hemisphere (the U.S. and the Caribbean, Europe, Asia and Middle East). At least quarterly, the Audit Committee holds a joint meeting with the Co-chairmen of the Board of Directors and with the CEO of Itaú Unibanco Holding S.A., in which the Audit Committee submits its findings and recommendations and monitors the progress of previously submitted recommendations. Relationship among the Audit Committee, the Board of Directors and the Fiscal Council The Audit Committee reports to the Board of Directors of Itaú Unibanco Holding S.A. On a monthly basis, the Chairman of the Audit Committee submits to the Board of Directors a summary of the most significant topics discussed at the monthly meetings. On a semi-annual basis, it submits the recommendations of the Audit Committee on the financial statements, and annually it submits the outcome of the evaluation of the external auditor, internal auditor and the internal controls and operating risk department. The Audit Committee also reports to the Board of Directors the correspondence received from regulatory authorities in Brazil that requires analysis by the Board of Directors. The Audit Committee holds a joint meeting with the Co-Chairmen of the Board of Directors of Itaú Unibanco Holding SA and the Chief Executive Officer of Itaú Unibanco Holding SA at a minimum quarterly frequency, in which the Audit Committee presents its observations, recommendations and examines the evolution of previously presented recommendations. Relationship between the Board of Directors and the Fiscal Council The Fiscal Council takes part in all meetings of the Board of Directors in which the annual financial statements of the Issuer are examined (therefore, once a year). Relationship between the Fiscal Council and the Executive Board The Fiscal Council meets the Executive Board of Itaú Unibanco Holding S.A. when the financial statements of the Issuer are presented (therefore, four times a year). Relationship between the Board of Directors and the Investor Relations Officer The main relationship channel between the Board of Directors and the Investor Relations Officer is through the Disclosure and Trading Committee. This committee meets every quarter on a mandatory basis, in addition to approving Material Facts and Announcements to the Market on a timely basis. The way the Disclosure and Trading Committee is composed reinforces the relationship with the Board of Directors, since it is composed of members of the Board of Directors, the Executive Committee, and the Executive Board. schedule, including with the Executive Board. This annual planning is often revised by the Audit Committee, which may change its meeting planning at any time. Over 2016, 2017, and 2018, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit and Internal Controls, Compliance and Operating Risk departments, regarding the monitoring of outcomes of the work carried out by these departments, as well as the monitoring of operations of Itaú CorpBanca in Chile and its branches. Also in 2016, 2017, and 2018, the Audit Committee held meetings with the following areas: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market and Liquidity Risk, Legal, External Ombudsman's Office, and Internal Ombudsman’s Office, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco’s units in Latin America and in the Northern hemisphere (the U.S. and the Caribbean, Europe, Asia and Middle East). At least quarterly, the Audit Committee holds a joint meeting with the Co-chairmen of the Board of Directors and with the CEO of Itaú Unibanco Holding S.A., in which the Audit Committee submits its findings and recommendations and monitors the progress of previously submitted recommendations. Relationship among the Audit Committee, the Board of Directors and the Fiscal Council The Audit Committee reports to the Board of Directors of Itaú Unibanco Holding S.A. On a monthly basis, the Chairman of the Audit Committee submits to the Board of Directors a summary of the most significant topics discussed at the monthly meetings. On a semi-annual basis, it submits the recommendations of the Audit Committee on the financial statements, and annually it submits the outcome of the evaluation of the external auditor, internal auditor and the internal controls and operating risk department. The Audit Committee also reports to the Board of Directors the correspondence received from regulatory authorities in Brazil that requires analysis by the Board of Directors. The Audit Committee holds a joint meeting with the Co-Chairmen of the Board of Directors of Itaú Unibanco Holding SA and the Chief Executive Officer of Itaú Unibanco Holding SA at a minimum quarterly frequency, in which the Audit Committee presents its observations, recommendations and examines the evolution of previously presented recommendations. Relationship between the Board of Directors and the Fiscal Council The Fiscal Council takes part in all meetings of the Board of Directors in which the annual financial statements of the Issuer are examined (therefore, once a year). Relationship between the Fiscal Council and the Executive Board The Fiscal Council meets the Executive Board of Itaú Unibanco Holding S.A. when the financial statements of the Issuer are presented (therefore, four times a year). Relationship between the Board of Directors and the Investor Relations Officer The main relationship channel between the Board of Directors and the Investor Relations Officer is through the Disclosure and Trading Committee. This committee meets every quarter on a mandatory basis, in addition to approving Material Facts and Announcements to the Market on a timely basis. The way the Disclosure and Trading Committee is composed reinforces the relationship with the Board of Directors, since it is composed of members of the Board of Directors, the Executive Committee, and the Executive Board.

Noteworthy is that the topics included in the agenda of the Disclosure and Trading Committee's meetings may be directly related to the Board of Directors or to the Statutory Committees that support the Board of Directors, such as:

- Management Report, Form 20-F, Reference Form, and Integrated Report;
- Changing and creating new policies;
- Opinions on the performance of Itaú Unibanco's securities and the best practices from market agents, including investors, credit rating agencies, and ESG[1], corporate governance, analysts, and trade associations;
- Share bonus and share splits;
- Analyzing the trading of the parties adhering to the Trading Policy.

The Itaú Unibanco's Investor Relations Officer also prepares, to the Board of Directors, materials comparing the financial performance of Itaú Unibanco with that of its main competitors, in addition to calculating the market share of the key products of the Bank and its subsidiaries.

[1]Environmental, Social and Corporate Governance

d) In 2018, we developed the following training activities:

Training	Audience	Frequency	Adherence	Proposal for 2019
Ethics e-learning course	Up to executive officers	Biennial	92%	Continues with the **biennial** cycle
Anti-corruption e-learning course	Up to executive officers	Biennial	90%	Continues with the **biennial** cycle
Anti-corruption in-person course	Up to superintendents of the departments most sensitive to corruption risk	Biennial	99%	Continues in 2019 (with new biennial training cycle)
Ethics in workplace workshop	Managers and coordinators	Specific dates	99%	Continues in 2019 for new managers and coordinators
Executive Business Ethics seminars	Superintendents and officers	Specific dates	100%	Not applicable
Adherence to the Code of Ethics (#) **(#) replaced in 2016 by a statement unifying the Code**	Up to Board of Directors	Annual	98%	Unified statement comprising Codes of Conduct and corporate integrity policies

of Ethics and corporate integrity policies				
Risk Culture Program	Managerial level (with or without management)	Specific dates	93%	Continues in 2019 with 6 groups expected
Risk Culture Program	Coordination level up to trainee	Annual	55% up to February 2019	Continues in 2019 until we reach 100% of audience
Money Laundering Prevention and Counter Terrorist Financing e-learning course	Up to executive officers	Biennial	97% up to September 2019	Continues with the **biennial** cycle
In-person illicit acts prevention lecture (AML and corruption prevention)	Board of Directors	Biennial	100%	New lecture on the topic

e) In 2018, the Internal Ombudsman's Office received 1,871 reports related to inter-personal conflicts and conflicts of interest in the workplace involving the organization's employees.

In order to guide and discipline any employees who show conducts contrary to the principles of the Company's Code of Ethics and standards, and to minimize any related risks, the Company implemented guiding/disciplinary measures to those involved in the reports investigated and deemed as legitimate. Additionally, a number of monitoring actions and action and development plans were recommended to the reported employees.

f) Supporting documentation for the meetings of the Board of Directors:

The members of the Board of Directors receive, whenever possible at least five (5) days before the meeting, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and prepare for a productive cooperation in these debates.

g) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.c.